Mail Stop 4561

December 12, 2008

Ronald J. Fior
Chief Financial Officer and
Senior Vice President
Callidus Software Inc.
160 West Santa Clara Street, Suite 1500
San Jose, CA 95113

  **Re: Callidus Software Inc.**
    **Form 10-K for Fiscal Year Ended December 31, 2008**
    **File No. 000-50463**

Dear Mr. Fior:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.


       Sincerely,


       Mark Kronforst
       Accounting Branch Chief